UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                                Modem Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($0.001 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    60753310
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Nicholas J. Camera, Esq.
               Senior Vice President, General Counsel & Secretary
                    The Interpublic Group of Companies, Inc.
                           1271 Avenue of the Americas
                            New York, New York 10020
                                 (212) 399-8000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Interpublic Group of Companies, Inc.
       13-1024020

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]

   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Corporation

                              5    SOLE VOTING POWER

                                   11,103,305 shares of Common Stock
         NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY                (see Item 4(a))
         OWNED BY
           EACH               7    SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                   11,103,305 shares of Common Stock
           WITH
                              8    SHARED DISPOSITIVE POWER
                                   (see Item 4(a))

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,103,305 shares of Common Stock

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       43.0% of the Common Stock

  12   TYPE OF REPORTING PERSON*

       CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

     (a)    Name of Issuer:
            Modem Media, Inc.

     (b)    Address of Issuer's Principal Executive Offices:
            230 East Avenue
            Norwalk, CT 06855

Item 2.

     (a)    Name of Persons Filing:
            The Interpublic Group of Companies, Inc.

     (b)    Address of Principal Business Office:
            1271 Avenue of the Americas
            New York, New York 10020

     (c)    Citizenship:
            a Delaware corporation

     (d)    Title of Class of Securities:
            Common Stock

     (e)    CUSIP Number:
            60753310

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a(n):

            This statement is being filed pursuant to Rule 13-1(d).

     (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act (15 (U.S.C. 80a-8)

     (e) [ ] Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940
              (15 U.S.C. 80b-3) or under the laws of any state.

     (f) [ ]  Employee Benefit Plan or Endowment Fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F)

     (g) [ ]  Parent Holding Company or Control Person in accordance with
              Section 240.13d-1(b)(ii)(G)

     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

     (j) [ ]  Group in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.     Ownership

     (a)    Amount Beneficially Owned:
            See cover page, item 9

     (b)    Percent of Class:
            See cover page, item 11

     (c)    Number of shares as to which such person has:
               (i)  Sole power to vote or to direct the vote:
                    See cover page, item 5
              (ii)  Shared power to vote or to direct the vote:
                    See cover page, item 6
             (iii)  Sole power to dispose or to direct the disposition of:
                    See cover page, item 7
              (iv)  Shared power to direct the disposition of:
                    See cover page, item 8

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of [ ] the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not Applicable

Item 8.     Identification and Classification of Members of the Group

            Not Applicable

Item 9.     Notice of Dissolution of Group

            Not Applicable

Item 10.    Certification

            Not Applicable.


                                    SIGNATURE

         After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 14, 2002


                                       THE INTERPUBLIC GROUP OF COMPANIES, INC.

                                       By: /s/ Nicholas J. Camera
                                           ----------------------------------
                                       Name: Nicholas J. Camera
                                       Title: Senior Vice President, General
                                              Counsel & Secretary